Exhibit (a)(5)(M)

Zynerba Pharmaceuticals Stockholders Reminded to Tender Shares Before 5:00 PM New York City Time, on Tuesday October 10, 2023

DEVON, Pa., September 29, 2023 – Zynerba Pharmaceuticals, Inc. (Nasdaq: ZYNE), the leader in innovative pharmaceutically-produced transdermal cannabinoid therapies for orphan neuropsychiatric disorders, today released the following letter to stockholders concerning the pending tender offer by Harmony Biosciences Holdings, Inc. (“Harmony”).

Fellow Zynerba Pharmaceuticals Stockholders,

We urge you to promptly tender your shares in response to the pending tender offer (the “Offer”) by Harmony and its wholly owned subsidiary, Xylophone Acquisition Corp. (“Purchaser”). As previously disclosed, the Offer is to purchase all of the issued and outstanding shares of the common stock, par value $0.001 per share, of Zynerba Pharmaceuticals, Inc. (“Zynerba”). Harmony is offering an up-front purchase price of $1.1059 per share plus one non-tradable contingent value right (CVR) per share, with each CVR representing the right to receive contingent payments in cash, without interest and less any applicable tax withholding, upon the achievement of certain clinical and commercial milestones related to Zygel, as described in more detail below under “Additional Information”. If all milestones are achieved, the maximum additional payment to shareholders is up to an additional approximately $2.5444 per share in cash, which would result in total consideration of $3.6503 per share in cash when combined with the up-front consideration.

The Offer is conditioned upon, among other things, more than 50% of the outstanding shares of Zynerba common stock being validly tendered and not properly withdrawn prior to the expiration of the Offer. The Offer was initially scheduled to expire at 5:00 p.m. New York City time on September 26, 2023. As of that time, approximately 32.1% of Zynerba’s outstanding shares of common stock was tendered, which was not sufficient to satisfy the minimum tender condition. On September 27, 2023, Harmony announced an extension of the Offer until 5:00 p.m., New York City time, on Tuesday, October 10, 2023, to allow for additional shares to be tendered by stockholders.

I am reaching out to remind you to tender your shares prior to the expiration of the Offer on October 10, 2023. If less than a majority of the outstanding shares of Zynerba common stock are tendered, the Offer will not be completed and Zynerba will not be acquired by Harmony. In order to ensure that the minimum tender condition is met and for you to receive payment in connection with the Offer, it is important that you tender your shares regardless of the number of shares you own.

The Zynerba Board unanimously recommends that Zynerba stockholders tender their shares pursuant to the Offer.

What Happens if Stockholders Don’t Tender Their Shares?

The Zynerba Board of Directors believes there are substantial risks to Zynerba remaining an independent company if the Offer is not completed and Zynerba is not acquired by Harmony. As discussed in further detail in the Schedule 14D-9 filed by Zynerba with the Securities and Exchange Commission (the “SEC”) on August 28, 2023, as amended, these risks include:

•
Zynerba Will Require Significant Additional Capital to Continue as a Standalone Company. As a standalone company, Zynerba will need a significant amount of additional capital in the near term to fund ongoing operations and the continued development of Zygel. Given the macro-economic, industry and market conditions negatively impacting valuations of clinical pharmaceutical and biotechnology companies such as Zynerba, Zynerba’s access to additional capital may be very limited in both availability and amount.

Any available fundraising transaction could have a highly dilutive effect on Zynerba’s existing stockholders.

•
Zynerba’s Stock Price Could Decline and Zynerba Could Fail to Meet the Continued Listing Requirements of the Nasdaq Stock Market. If the Offer is not completed, the market price of Zynerba’s common stock may decline, particularly to the extent that the current market price reflects a market assumption that the Offer and merger will be completed. While Zynerba is currently in compliance with the continued listing requirements of the Nasdaq Capital Market, a decline in Zynerba’s stock price could cause Zynerba to fail to comply with the $1.00 minimum price requirements of the Nasdaq Capital Market. Previously, in November 2022, Zynerba was notified by Nasdaq of failure to comply with the $1.00 minimum price requirement and was provided until October 30, 2023 (following the grant of an additional compliance period) to regain compliance.  Zynerba’s stock price did not increase above the $1.00 threshold until the time of announcement of the Offer and potential acquisition by Harmony. Throughout 2023, Zynerba sought stockholder approval of a reverse stock split to regain compliance with the Nasdaq minimum price requirement and was unable to obtain the required shareholder approval. If the Offer is not completed and Zynerba is unable to maintain the $1.00 minimum price and is unable to obtain stockholder approval of a reverse stock split, Nasdaq may take steps to delist Zynerba’s common stock.

How to Tender Your Shares

1.
Contact your broker.  If you hold shares of Zynerba common stock through a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker or other nominee to tender your shares. Please do so promptly to allow sufficient time to meet any broker processing deadlines before the Offer expiration at 5:00 p.m. New York City time on Tuesday, October 10, 2023. Do not wait until the Offer expires to tender your shares.

Contact Information for Commonly Used Brokers:

-	Call TD Ameritrade at 888-723-8504, option 1
-	Call Fidelity at 800-343-3548
-	Call E-Trade at 1-800-387-2331
-	Contact Robinhood at https://robinhood.com/contact
◾	Please include the stock symbol for the offer (ZYNE) and the number of shares you would like to tender.
-	Call Charles Schwab at 1-800-435-4000
-	Call Morgan Stanley at 1-888-454-3965
-	Call JP Morgan at 1-800-935-9935
-	Call Merrill, a Bank of America Company at 1-800-637-7455

If your broker is not listed above, please contact your broker’s customer service department and ask to speak with Corporate Actions. From here, you should be directed to someone who can help you.

2.
Complete and Return any Required Documentation.  If you hold your shares directly as the holder of record, complete and sign the Letter of Transmittal (or, in the case of a book-entry transfer, deliver an Agent’s Message in lieu of the Letter of Transmittal) that was provided to you by the depositary and paying agent for the Offer, Equiniti Trust Company, LLC (the “Depositary”), in accordance with the instructions set forth therein and mail or deliver the Letter of Transmittal with any required signature guarantees and all other required documents to the Depositary. These materials must be delivered to the Depositary prior to 5:00 p.m., New York City time, on October 10, 2023.

If you are a holder of shares and you did not receive materials or information regarding the Offer, please contact the information agent for the transaction, MacKenzie Partners, Inc., as soon as possible, toll free by phone at 800-322-2885 or by email to tenderoffer@mackenziepartners.com.

3.
Tender your shares before October 10, 2023.  Please act as soon as possible to ensure you can tender your shares on time. If you were unable to previously tender your shares due to processing deadlines from your broker, you may tender your shares during the extension period. Zynerba stockholders who have previously tendered their shares do not need to re-tender their shares or take any other action as a result of the extension of the Offer.

4.
Call the Information Agent for Assistance.  If you have any questions regarding the tender offer or need help in tendering your shares, please call the information agent for the Offer, MacKenzie Partners, Inc., toll free by phone at 800-322-2885 or by email to tenderoffer@mackenziepartners.com.

On behalf of our entire team and the Board of Directors, we strongly support the Offer and the acquisition by Harmony as we believe it is in the best interests of stockholders. We urge our stockholders to take action in support of the merger by October 10, 2023, as outlined above. Thank you for your continued support of Zynerba.

Sincerely,

Armando Anido
Chairman of the Board and Chief Executive Officer

ADDITIONAL INFORMATION

Transaction Details

The Offer is being made pursuant to the Agreement and Plan of Merger, dated August 14, 2023 (as it may be amended or supplemented, the “Merger Agreement”), entered into by Zynerba, Purchaser and Harmony. Under the terms of the definitive agreement, which was unanimously approved by the boards of directors of Harmony and Zynerba, Harmony commenced a tender offer to acquire all outstanding shares of Zynerba for a purchase price of $1.1059 in cash per share, or $60 million in the aggregate, payable at closing of the transaction plus one non-tradeable CVR representing the right to receive potential additional payments of up to $140 million or approximately $2.5444 in additional cash per share, for a total potential consideration of up to $200 million in cash. The CVR is payable subject to certain terms and conditions upon achievement of the following milestones:

Clinical Milestones

•	Completion of Fragile X syndrome (FXS) Phase 3 clinical trial: $15 million in the aggregate or approximately $0.2747 per share

•	Positive data readout from FXS Phase 3 clinical trial:

o	$30 million in the aggregate or approximately $0.5494 per share if completed on or before December 31, 2024
o	$20 million in the aggregate or approximately $0.3663 per share if completed on or before June 30, 2025
o	$10 million in the aggregate or approximately $0.1831 per share if completed after June 30, 2025

Regulatory Milestones

•	U.S. Food and Drug Administration (FDA) approval in FXS: $35 million in the aggregate or approximately $0.6389 per share

•	FDA approval in Second Indication: $15 million in the aggregate or approximately $0.2707 per share

Net Sales Milestones

•	Achievement of $250 million in aggregate Net Sales: $15 million in the aggregate or approximately $0.2702 per share

•	Achievement of $500 million in aggregate Net Sales: $30 million in the aggregate or approximately $0.5405 per share

Each CVR is subject to the achievement of the milestone conditions described above, and there can be no assurance whether any such milestones will be achieved or when any payments will be made with respect to any CVR.

The Zynerba Board of Directors, after considerable deliberation and discussion, unanimously recommends that Zynerba stockholders accept the Offer and tender their shares of Zynerba common stock to Purchaser pursuant to the Offer. A complete description of the reasons of the Zynerba Board of Directors for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer, is set forth in the Schedule 14D-9 filed by Zynerba with the SEC on August 28, 2023, as amended.

The Offer is conditioned upon, among other things, more than 50% of the outstanding shares of Zynerba common stock being validly tendered and not properly withdrawn prior to the expiration of the Offer.  In order to ensure that this condition is met and, thereby, for you to receive payment in connection with the Offer, it is important that you tender your shares regardless of the number of shares you own.  A complete description of the Offer is set forth in the Schedule TO filed by Harmony and Purchaser on August 28, 2023, as amended. If less than 50% of the outstanding shares of Zynerba common stock are tendered, the Offer will not be completed and Zynerba will not be acquired by Harmony.

For more information, please refer to the sections entitled “Background of the Merger” and “Reasons for the Recommendation” set forth in the Schedule 14D-9 filed by Zynerba with the SEC on August 28, 2023, as amended.

About Zynerba Pharmaceuticals, Inc.

Zynerba Pharmaceuticals is the leader in innovative pharmaceutically-produced transdermal cannabinoid therapies for orphan neuropsychiatric disorders. We are committed to improving the lives of patients and their families living with severe, chronic health conditions including Fragile X syndrome and 22q11.2 deletion syndrome. Learn more at www.zynerba.com and follow us on Twitter at @ZynerbaPharma.

Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. We may, in some cases, use terms such as “predicts,” “believes,” “potential,” “proposed,” “continue,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Such statements are subject to numerous important factors, risks and uncertainties that may cause actual events or results to differ materially from the Company’s current expectations. Management’s expectations and, therefore, any forward-looking statements in this press release could also be affected by risks and uncertainties relating to a number of other factors, including the following: the Company’s cash and cash equivalents may not be sufficient to support its operating plan for as long as anticipated; the Company’s expectations, projections and estimates regarding expenses, future revenue, capital requirements, incentive and other tax credit eligibility, collectability and timing, and availability of and the need for additional financing; the Company’s ability to obtain additional funding to support its clinical development programs; the results, cost and timing of the Company’s clinical development programs, including any delays to such clinical trials relating to enrollment or site initiation; clinical results for the Company’s product candidates may not be replicated or continue to occur in additional trials and may not otherwise support further development in a specified indication or at all; actions or advice of the U.S. Food and Drug Administration, the European Medicines Agency and other foreign regulatory agencies may affect the design, initiation, timing, continuation and/or progress of clinical trials or result in the need for additional clinical trials; the Company’s ability to obtain and maintain regulatory approval for its product candidates, and the labeling under any such approval; the Company’s reliance on third parties to assist in conducting pre-clinical and clinical trials for its product candidates; delays, interruptions or failures in the manufacture and supply of the Company’s product candidates the Company’s ability to commercialize its product candidates; the size and growth potential of the markets for the Company’s product candidates, and the Company’s ability to service those markets; the Company’s ability to develop sales and marketing capabilities, whether alone or with potential future collaborators; the rate and degree of market acceptance of the Company’s product candidates; the Company’s expectations regarding its ability to obtain and adequately maintain sufficient intellectual property protection for its product candidates; the extent to which health epidemics and other outbreaks of communicable diseases, including COVID-19, could disrupt our operations or adversely affect our business and financial conditions; and the extent to which inflation, banking stability or global instability, including political instability, may disrupt our business operations or our financial condition. This list is not exhaustive and these and other risks are described in the Company’s periodic reports, including the annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, filed with or furnished to the Securities and Exchange Commission and available at www.sec.gov. Any forward-looking statements that the Company makes in this press release speak only as of the date of this press release. The Company assumes no obligation to update forward-looking statements whether as a result of new information, future events or otherwise, after the date of this press release.

Additional Information about the Acquisition and Where to Find It

This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Zynerba, nor is it a substitute for the tender offer materials that Harmony and Purchaser filed with the SEC upon commencement of the tender offer. Harmony and Purchaser initially filed tender offer materials on Schedule TO on August 28, 2023, and Zynerba initially filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer on August 28, 2023. Holders of shares of Zynerba common stock are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement (as each may be amended or supplemented from time to time) because they contain important information that holders of shares of Zynerba common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, have been available to all holders of shares of Zynerba at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. In addition, these materials are available at no charge on the Enhanced SEC Filings section of the Investor Relations page of Zynerba’s website at https://www.zynerba.com/ and by directing a request to the information agent for the tender offer, MacKenzie Partners, Inc., who can be reached toll free by phone at 800-322-2885 or by email to tenderoffer@mackenziepartners.com.

Zynerba Contacts

Peter Vozzo
ICR Westwicke
Office: 443.213.0505
Cell: 443.377.4767
Peter.Vozzo@Westwicke.com